October 20, 2006
Via EDGAR and Facsimile
Mr. Michael McTiernan
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Crystal River Capital, Inc. Amendment No. 2 to Registration Statement on Form S-11 (File No. 333- 130257)
Dear Mr. McTiernan:
On behalf of Crystal River Capital, Inc., a Maryland corporation (the “Company”), we enclose a letter from the Company requesting acceleration of the effective date of the Company’s Registration Statement on Form S-11.
We request that the Staff call the undersigned at (212) 318-6906 or Keith D. Pisani at (212) 318-6053 to advise us as to the anticipated effective time of the Registration Statement.
Very truly yours,
/s/ Michael L. Zuppone
Michael L. Zuppone
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

cc:	Clifford E. Lai John J. Feeney, Jr. Jonathan C. Tyras Keith D. Pisani

c/o Hyperion Brookfield Asset Management, Inc.
Three World Financial Center
200 Vesey Street, 10th Floor
New York, New York 10281-1010

      October 20, 2006
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Crystal River Capital, Inc.
Amendment No. 2 to Registration Statement on Form S-11 (File No. 333-130257)
Ladies and Gentlemen:
In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Crystal River Capital, Inc. (the “Company”) hereby requests that the effective date of the captioned Registration Statement (the “Registration Statement”) be accelerated so that the same may be declared effective on October 24, 2006 at 5:00 p.m. or as soon thereafter as may be practicable.
The Company acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Company understands that the Staff will consider this request as confirmation by the Company of its awareness of its obligations under the Securities Act as they relate to the offering contemplated by the Registration Statement.

Securities and Exchange Commission
October 20, 2006

It would be appreciated if, as soon as the Registration Statement has become effective, you would so inform our attorney, Keith D. Pisani, by telephone at (212) 318-6053.

Very truly yours, CRYSTAL RIVER CAPITAL, INC.
By:	/s/ Clifford E. Lai
	Name:	Clifford E. Lai
	Title:	President and Chief Executive Officer